Exhibit 99.6

THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF AMERICAN DEPOSITORY RECEIPTS OF WNS (HOLDINGS) LIMITED PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

WNS (HOLDINGS) LIMITED

Annual General Meeting of Shareholders

Resolutions presented for consideration at the Annual General Meeting of Shareholders on September 27, 2016		Vote

		FOR	AGAINST	ABSTAIN

1	Adoption of annual audited accounts of the Company for the financial year ended March 31, 2016

2	Re-appointment of Grant Thornton India LLP as the auditors of the Company

3	Approval of auditors’ remuneration for the financial year ending March 31, 2017

4	Re-election of the Class I Director Mr. Gareth Williams.

5	Re-election of the Class I Director Mr. Adrian T. Dillon.

6	Approval of the Company’s 2016 Incentive Award Plan substantially in the form set out in Appendix A to the Proxy Statement.

7

Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2017

(Signature)